U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             FORM 10-SB/A

             General Form for Registration of Securities
                        of Small Business Issuers
                    Under Section 12(b) or (g) of
                 the Securities Exchange Act of 1934



                   LUMINARY ACQUISITION CORPORATION
                    -----------------------------
                   (Name of Small Business Issuer)




    Delaware                                                   52-2201516

(State or Other Jurisdiction of          I.R.S. Employer Identification Number
Incorporation or Organization)


             1504 R Street, N.W., Washington, D.C. 20009
     ------------------------------------------------------------
     (Address of Principal Executive Offices including Zip Code)


                             202/387-5400
                            _____________
                     (Issuer's Telephone Number)



Securities to be Registered Under Section 12(b) of the Act:         None

Securities to be Registered Under Section 12(g) of the Act:
                                               Common Stock, $.0001 Par Value
                                                  (Title of Class)


                                PART I

ITEM 1.  BUSINESS.

        Luminary Acquisition Corporation ("Luminary") was incorporated on March 24, 1999 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Luminary has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder.

        Luminary will attempt to locate and negotiate with a business entity for the combination of that target company with Luminary. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange (the "business combination"). In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

        No assurances can be given that Luminary will be successful in locating or negotiating with any target company.

        Luminary has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities.

ASPECTS OF A REPORTING COMPANY

        There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

        *        increased visibility in the financial community;
        * provision of information required under Rule 144 for trading of eligible securities;
        * compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq SmallCap Market;
        * the facilitation of borrowing from financial institutions;
        *        improved trading efficiency;
        *        shareholder liquidity;
        *        greater ease in subsequently raising of capital;
        * compensation of key employees through stock options for which there may be a market valuation;
        *        enhanced corporate image.

        There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

        *        requirement for audited financial statements;
        *        required publication of corporate information;
        * required filings of periodic and episodic reports with the Securities and Exchange Commission;
        * increased rules and regulations governing management, corporate activities and shareholder relations.

        A private company may choose to become a reporting company by filing its own registration statement pursuant to the Securities Exchange Act. A principal reason a private company may determine to effect a business combination with Luminary or other similar company is the reduced time required to become a reporting company.

COMPARISON WITH INITIAL PUBLIC OFFERING

        Certain private companies may find a business combination more attractive than an initial public offering of their securities.
 Reasons for this may include the following:

        *        inability to obtain underwriter;
        *        possible larger costs, fees and expenses;
        *        possible delays in the public offering process;
        *        greater dilution of their outstanding securities.

        Certain private companies may find a business combination less attractive than an initial public offering of their securities.
 Reasons for this may include the following:

        * no investment capital raised through a business combination;
        *        no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

        A business entity, if any, which may be interested in a business combination with Luminary may include the following:

        * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

        * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

        * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

        * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

        * a foreign company which may wish an initial entry into the United States securities market;

        * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock
                 Option Plan;

        * a company seeking one or more of the other perceived benefits of becoming a public company.

        A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of Luminary, and the substitution by the target company of its own management and board of directors.

        No assurances can be given that Luminary will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

        The proposed business activities described herein classify Luminary as a "blank check" company, which as used herein is a development stage company that has no specific business plan or purpose or has indicated that its "business plan" is to engage in a merger or acquisition with an unidentified company or companies. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Luminary will not issue or sell additional shares or take any efforts to cause a market to develop in Luminary's securities until such time as Luminary has successfully implemented its business plan and it is no longer classified as a blank check company.

        The sole shareholder of Luminary has executed and delivered an agreement affirming that it will not sell or otherwise transfer its shares except in connection with or following a business combination.

        Luminary is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. Luminary will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of Luminary. Since a benefit of a business combination with Luminary would normally be considered its status as a reporting company, it is anticipated that Luminary will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

        James M. Cassidy is the sole officer and director of Luminary and the controlling shareholder of Luminary's sole shareholder, TPG Capital Corporation. Luminary has no employees nor are there any other persons than Mr. Cassidy who devote any of their time to its affairs. Mr. Cassidy will not begin any services on behalf of Luminary until after the effective date of the registration statement. All references herein to management of Luminary are to Mr. Cassidy. The inability at any time of Mr. Cassidy to devote sufficient attention to Luminary could have a material adverse impact on its operations.

RISK FACTORS

        Luminary's business is subject to numerous risk factors, including the following:

        LUMINARY HAS NO OPERATING HISTORY NOR REVENUE AND MINIMAL ASSETS AND OPERATES AT A LOSS. Luminary has had no operating history nor any revenues or earnings from operations. Luminary has no significant assets or financial resources. Luminary has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S "FINANCIAL STATEMENTS". TPG Capital Corporation has agreed to pay all expenses incurred by Luminary until a business combination without repayment by Luminary. TPG Capital Corporation is the sole shareholder of Luminary. There is no assurance that Luminary will ever be profitable.

        LUMINARY HAS ONLY ONE DIRECTOR AND ONE OFFICER. Luminary's president, its sole officer, is James M. Cassidy, who is also its sole director and the controlling shareholder of its sole shareholder. Because management consists of only one person, Luminary does not benefit from multiple judgments that a greater number of directors or officers would provide and Luminary will rely completely on the judgment of its sole officer and director when selecting a target company. Mr. Cassidy anticipates devoting only a limited amount of time per month to the business of Luminary and does not anticipate commencing any services until after the effective date of the registration statement. Mr. Cassidy has not entered into a written employment agreement with Luminary and he is not expected to do so. Luminary has not obtained key man life insurance on Mr. Cassidy. The loss of the services of Mr. Cassidy would adversely affect development of Luminary's business and its likelihood of continuing operations.

        CONFLICTS OF INTEREST: SIMILAR COMPANIES. James M. Cassidy, Luminary's sole officer and director, has organized and expects to organize other companies of a similar nature and with a similar purpose as Luminary. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of Luminary. Currently, Mr. Cassidy is involved with several other blank check companies substantially identical to Luminary. See Item 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

        CONFLICTS OF INTEREST: TIME DEMANDS. Mr. Cassidy is the principal of Cassidy & Associates, a securities law firm located in Washington, D.C. As such, demands may be placed on the time of Mr. Cassidy which will detract from the amount of time he is able to devote to Luminary. Mr. Cassidy intends to devote as much time to the activities of Luminary as required. However, should such a conflict arise, there is no assurance that Mr. Cassidy would not attend to other matters prior to those of Luminary. Mr. Cassidy estimates that the business plan of Luminary can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision

        CONFLICTS OF INTEREST: ARMS-LENGTH TRANSACTIONS. Additional conflicts of interest and non-arms length transactions may also arise in the future. Luminary has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of business combination may include such terms as Mr. Cassidy remaining a director or officer of Luminary and/or the continuing securities or other legal work of Luminary being handled by the law firm of which Mr. Cassidy is the principal.

        CONFLICTS OF INTEREST: SHAREHOLDER BENEFIT. Mr. Cassidy is the president, director and controlling shareholder of TPG Capital Corporation, a Delaware corporation, which is the sole shareholder of Luminary. The terms of a business combination may provide for a payment by cash or otherwise to TPG Capital Corporation for the purchase or retirement of all or part of its common stock of Luminary by a target company or for services rendered incident to or following a business combination. Mr. Cassidy would directly benefit from such employment or payment. Such benefits may influence Mr. Cassidy's choice of a target company.

        CONFLICTS OF INTEREST: INDEMNIFICATION. There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of Luminary could result in liability of management to Luminary. The Certificate of Incorporation of Luminary provides that Luminary may indemnify officers and/or directors of Luminary for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of Luminary could be used or attached to satisfy any liabilities subject to such indemnification.
  See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

        THE PROPOSED OPERATIONS OF LUMINARY ARE SPECULATIVE. The success of Luminary's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that Luminary will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if Luminary had more funds available to it, would be desirable. In the event Luminary completes a business combination the success of Luminary's operations will be dependent upon management of the target company and numerous other factors beyond Luminary's control. There is no assurance that Luminary can identify a target company and consummate a business combination.

        PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for Luminary's securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to Luminary, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

        THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. Luminary is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for Luminary. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than Luminary and, consequently, Luminary will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Luminary will also compete with numerous other small public companies in seeking merger or acquisition candidates.

        THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. Luminary has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that Luminary will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. Luminary has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which Luminary would not consider a business combination with such business entity. Accordingly, Luminary may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that Luminary will be able to negotiate a business combination on terms favorable to Luminary.

        REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), Luminary is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by Luminary. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to Luminary at the time of effecting a business combination. In cases where audited financials are unavailable, Luminary will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for Luminary.

        LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. Luminary has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by Luminary. Even in the event demand exists for a transaction of the type contemplated by Luminary, there is no assurance Luminary will be successful in completing any such business combination.

        REGULATION UNDER INVESTMENT COMPANY ACT. In the event Luminary engages in business combinations which result in Luminary holding passive investment interests in a number of entities, Luminary could be subject to regulation under the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act, essentially means investments held by entities which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, Luminary would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Luminary has obtained no formal determination from the Securities and Exchange Commission as to the status of Luminary under the Investment Company Act of 1940. Any violation of such Act could subject Luminary to material adverse consequences.

        PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of Luminary's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in Luminary. As a condition of the business combination agreement, TPG Capital Corporation, the sole shareholder of Luminary, may agree to sell or transfer all or a portion of its Company's common stock so to provide the target company with all or majority control. The resulting change in control of Luminary will likely result in removal of James Cassidy as the officer and director of Luminary and a corresponding reduction in or elimination of his participation in the future affairs of Luminary.

        POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of Luminary's common stock may increase or decrease, perhaps significantly.

        TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination Luminary may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. Luminary intends to structure any business combination so as to minimize the federal and state tax consequences to both Luminary and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

ITEM 2.  PLAN OF OPERATION

SEARCH FOR TARGET COMPANY

        Luminary has entered into an agreement with TPG Capital Corporation, the sole shareholder of Luminary, to supervise the search for target companies as potential candidates for a business combination. The agreement will continue until such time as Luminary has effected a business combination. TPG Capital Corporation has agreed to pay all expenses of Luminary without repayment until such time as a business combination is effected, without repayment. James M. Cassidy, the sole officer and director of Luminary, is the sole officer and director and controlling shareholder of TPG Capital Corporation.

        TPG Capital Corporation may only locate potential target companies for Luminary and is not authorized to enter into any agreement with a potential target company binding Luminary. Luminary's agreement with TPG Capital Corporation is not exclusive and TPG Capital Corporation has entered into agreements with other companies similar to Luminary on similar terms. TPG Capital Corporation may provide assistance to target companies incident to and following a business combination, and receive payment for such assistance from target companies.

        TPG Capital Corporation owns 5,000,000 shares of Luminary's common stock for which it paid $500, or $.0001, par value, per share.

        TPG Capital Corporation has entered, and anticipates that it will enter, into agreements with other consultants to assist it in locating a target company and may share its stock in Luminary with or grant options on such stock to such referring consultants and may make payment to such consultants from its own resources. There is no minimum or maximum amount of stock, options, or cash that TPG Capital Corporation may grant or pay to such consultants. TPG Capital Corporation is solely responsible for the costs and expenses of its activities in seeking a potential target company, including any agreements with consultants, and Luminary has no obligation to pay any costs incurred or negotiated by TPG Capital Corporation.

        TPG Capital Corporation may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. If TPG Capital Corporation engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. To date TPG Capital Corporation has not utilized solicitation and expects to rely on consultants in the business and financial communities for referrals of potential target companies.

        James M. Cassidy is the sole officer of TPG Capital Corporation and is also the principal of Cassidy & Associates, a Washington, D.C. law firm specializing in securities and corporate law, and as such, is regularly in communication with numerous persons, including corporate officers, attorneys, accountants, financial advisors, brokers, dealers, investment counselors, financial advisors and others. Some of these individuals may be interested in utilizing the services of the law firm for their companies or clients in regard to a wide variety of possible securities-related work including mergers, acquisitions, initial public offerings, stock distributions, incorporations, or other activities. It is possible over time that certain of the companies or clients represented by these persons may develop into possible target companies. In addition, TPG Capital Corporation has contact with many consultants, accountants, attorneys, brokers, investment bankers, businessmen, financial advisors and others who work with businesses which may desire to go public. From time to time such contacts may refer their contacts, clients, acquaintances and others to TPG Capital Corporation.

MANAGEMENT OF LUMINARY

        Luminary has no full time employees. James M. Cassidy is the sole officer of Luminary and its sole director. Mr. Cassidy is also the controlling shareholder of TPG Capital Corporation, Luminary's sole shareholder. Mr. Cassidy, as president of Luminary, has agreed to allocate a limited portion of his time to the activities of Luminary after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Cassidy and the potential demands of Luminary's activities.

        The amount of time spent by Mr. Cassidy on the activities of Luminary is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict the amount of time Mr. Cassidy will actually be required to spend to locate a suitable target company. Mr. Cassidy estimates that the business plan of Luminary can be implemented by devoting approximately 10 to 25 hours per month. It may be possible to locate and evaluate a suitable target company within a matter of days or such search and evaluation may extend over several months. Mr. Cassidy does not anticipate performing any services on behalf of Luminary until after the effective date of the registration statement.

GENERAL BUSINESS PLAN

        Luminary's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. Luminary will not restrict its search to any specific business, industry, or geographical location and Luminary may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because Luminary has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS."
 This lack of diversification should be considered a substantial risk to the shareholders of Luminary because it will not permit Luminary to offset potential losses from one venture against gains from another.

        Luminary may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

        Luminary anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

        Luminary has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, Luminary is able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required of a target company to become a reporting company by other means. Luminary has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

        The analysis of new business opportunities will be undertaken by, or under the supervision of, James Cassidy as the sole officer and director of Luminary, who is not a professional business analyst. In analyzing prospective business opportunities, Mr. Cassidy may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Luminary; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of Luminary's virtually unlimited discretion to search for and enter into potential business opportunities.
        Luminary is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of Luminary to file audited financial statements as part of or within 60 days following the due date for filing a Current Report on Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a business combination. Luminary intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained
within the required period of time.   Luminary may reserve the right
in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

        Luminary will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which Luminary may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Luminary may offer.

        Following a business combination Luminary may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, James Cassidy, as an officer of Luminary, may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

        A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to Luminary only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

TERMS OF A BUSINESS COMBINATION

        In implementing a structure for a particular business acquisition, Luminary may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity.

        It is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, Luminary may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after Luminary has entered into an agreement for a business combination or has consummated a business combination and Luminary is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in Luminary's securities may depress the market value of Luminary's securities in the future if such a market develops, of which there is no assurance.

        While the terms of a business transaction to which Luminary may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended. Negotiations with a target company will likely focus on the percentage of Luminary which the target company shareholders would acquire in exchange for their shareholdings. Any merger or acquisition effected by Luminary can be expected to have a significant dilutive effect on the percentage of shares held by Luminary's shareholders at such time.

        Luminary will participate in a business combination only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

        TPG Capital Corporation will pay all expenses in regard to its search for a suitable target company. Luminary does not anticipate expending funds itself for locating a target company. James M. Cassidy, the officer and director of Luminary, will provide his services without charge or repayment by Luminary after the effective date of this registration statement. Luminary will not borrow any funds to make any payments to Luminary's management, its affiliates or associates. If TPG Capital Corporation stops or becomes unable to continue to pay Luminary's operating expenses, Luminary may not be able to timely make its periodic reports required under the Securities Exchange Act of 1934 nor to continue to search for an acquisition target. In such event, Luminary would seek alternative sources of funds or services, primarily through the issuance of its securities.

        The Board of Directors has passed a resolution which contains a policy that Luminary will not seek a business combination with any entity in which Luminary's officer, director, shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

        As part of a business combination agreement, Luminary intends to obtain certain representations and warranties from a target company as to its conduct following the business combination.
 Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and
(iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

        A prospective target company should be aware that the market price and trading volume of Luminary's securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in Luminary within the United States financial community. Luminary does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in Luminary's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in Luminary's securities, which may result in a significant pressure on their market price. Luminary may consider the ability and commitment of a target company to actively encourage interest in Luminary's securities following a business combination in deciding whether to enter into a transaction with such company.

        A business combination with Luminary separates the process of becoming a public company from the raising of investment capital.
 As a result, a business combination with Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. Luminary may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

        Prior to completion of a business combination, Luminary may require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

        Luminary will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than Luminary. In view of Luminary's combined extremely limited financial resources and limited management availability, Luminary will continue to be at a significant competitive disadvantage compared to Luminary's competitors.

ITEM 3.  DESCRIPTION OF PROPERTY

        Luminary has no properties and at this time has no agreements to acquire any properties. Luminary currently uses the offices of TPG Capital Corporation at no cost to Luminary. TPG
Capital Corporation has agreed to continue this arrangement until Luminary completes a business combination.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

        The following table sets forth each person known by Luminary to be the beneficial owner of five percent or more of Luminary's Common Stock, all directors individually and all directors and officers of Luminary as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

        Name and Address          Amount of Beneficial       Percentage
        of Beneficial Owner                   Ownership        of Class

        TPG Capital Corporation (1)         5,000,000            100%
        1504 R Street, N.W.
        Washington, D.C. 20009

        James M. Cassidy (2)                5,000,000             100%
        1504 R Street, N.W.
        Washington, D.C. 20009

        All Executive Officers and
        Directors as a Group
        (1 Person)                           5,000,000            100%

        (1) Mr. Cassidy is the controlling shareholder and sole director and officer of TPG Capital Corporation. TPG Capital Corporation serves as a marketing and consulting company for Cassidy & Associates and its affiliated companies. TPG Capital Corporation has agreed to provide certain assistance to Luminary in locating potential target companies, and to pay all costs of Luminary until a business combination, without reimbursement. See "PLAN OF OPERATION General Business Plan".

        (2) As the controlling shareholder, sole director and officer of TPG Capital Corporation, Mr. Cassidy is deemed to be the beneficial owner of the common stock of Luminary owned by TPG
Capital Corporation.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

        Luminary has one Director and Officer as follows:

         Name                     Age              Positions and
                                                   Offices Held

        James M. Cassidy          64              President,
                                                   Secretary, Director

        There are no agreements or understandings for Mr. Cassidy to resign at the request of another person and Mr. Cassidy is not acting on behalf of nor will act at the direction of any other person.

        Set forth below is the name of the director and officer of Luminary, all positions and offices held with Luminary, the period during which he has served as such, and his business experience during at least the last five years:

        James Michael Cassidy, Esq., LL.B., LL.M., received a Bachelor of Science in Languages and Linguistics from Georgetown University in 1960, a Bachelor of Laws from The Catholic University School of Law in 1963, and a Master of Laws in Taxation from The Georgetown University School of Law in 1968. From 1963-1964, Mr. Cassidy was law clerk to the Honorable Inzer B. Wyatt of the United States District Court for the Southern District of New York. From 1964-1965, Mr. Cassidy was law clerk to the Honorable Wilbur K. Miller of the United States Court of Appeals for the District of Columbia. From 1969-1975, Mr. Cassidy was an associate of the law firm of Kieffer & Moroney and a principal in the law firm of Kieffer & Cassidy, Washington, D.C. From 1975 to date, Mr. Cassidy has been a principal in the law firm of Cassidy & Associates, Washington, D.C. and its predecessors, specializing in securities law and related corporate and federal taxation matters. Mr. Cassidy is a member of the bars of the District of Columbia and the State of New York, and is admitted to practice before the United States Tax Court and the United States Supreme Court.

PREVIOUS BLANK CHECK COMPANIES

        In 1988, management was involved in two blank check offerings. Mr. Cassidy was vice president, a director and a shareholder of First Agate Capital Corporation and Consolidated Financial Corporation. In August, 1988, First Agate Capital Corporation offered 50,000 units at $10.00 for an aggregate of $500,000 in an underwritten offering of its common stock and warrants. First Agate Capital is no longer a public company and has had no activity since 1991. In November, 1988, Consolidated Financial Corporation offered 50,000 units at $10.00 for an aggregate of $500,000 in an underwritten offering of its common stock and warrants. In 1990, in connection with the change in control of Consolidated Financial Corporation, Mr. Cassidy transferred all his shares of Consolidated Financial Corporation common stock and resigned as an officer and director of that company. Mr. Cassidy has had no further relationship or transactions with Consolidated Financial Corporation since 1990. In June, 1991, the new management of Consolidated Financial Corporation effected its merger with A.B.E Industrial Holdings.

CURRENT BLANK CHECK COMPANIES

        James M. Cassidy, the president of Luminary, is currently involved with other blank check companies, and is involved in creating additional companies similar to this one. The initial business purpose of each of these companies was or is to engage in a business combination with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business combination.

        Generally target companies will be located for Luminary and other identical blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, certain blank check companies may differ from Luminary in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, preference of a certain blank check company name by management of the target company, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after Luminary. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

        The following chart summarizes certain information concerning recent blank check companies with which Mr. Cassidy is or has been involved which filed a registration statement on Form 10-SB. In most instances that a business combination is transacted with one of these companies, it is required to file a Current Report on Form 8-K describing the transaction. Reference is made to the Form 8-K filed for any company listed below for detailed information concerning the business combination entered into by that company.

                            Registration Form/
                            Automatic
                            Effective Date*     Cleared
Corporation                 /File Number        by SEC (6)       Status

Tunlaw International       Form 10-SB           3/16/98     Acquisition of outstanding stock effected
Corporation (2)            8/31/97; 0-22785                 December 3, 1999.  Form 8-K filed

Corcoran Technologies      Form 10-SB           12/29/97    Merger effected December 30, 1997.
Corporation (2)            9/30/97; 0-22919                 Form 8-K filed January 13, 1998.

Aberdeen Acquisition       Form 10-SB           5/26/98     Acquisition of outstanding stock
Corporation (2)            4/11/98; 0-23761                 effected January 14, 2000.
                                                            Form 8-K filed January 14, 2000.

Barhill Acquisition        Form 10-SB            (4)        Merger effected August 31, 1999.
Corporation (2)            10/12/98; 0-24801                Form 8-K filed September 1, 2999.

Sunderland Acquisition     Form 10-SB            (4)        Stock exchange and asset acquisition
Corporation (3)            10/12/98; 0-24803                effected April 27, 1999.  Form 8-K filed
                                                            May 4, 1999.  Registration Statement
                                                            on Form SB-2 filed October 1, 1999.

Westford Acquisition       Form 10-SB            (4)        Stock exchange effected June 15, 1999.
Corporation (2)            10/27/98; 0-24839                Merger effected July 30, 1999.
                                                            Form 8-K filed August 13, 1999.

Chatsworth Acquisition     Form 10-SB           5/26/98     Merger effected December 4, 1998.
Corporation (2)            4/12/98; 0-23769                 Form 8-K filed December 18, 1998.

Blencathia Acquisition     Form 10-SB           7/27/99     Merger effected November 2, 1999.
Corporation (2)            4/8/99; 0-25367                  Form 8-K filed November 4, 1999.

Warwick Acquisition        Form 10-SB           7/27/99     Stock-for-stock exchange of subsidiary
Corporation (2)            4/18/99; 0-25419                 effected May 27, 1999.  Form 8-K filed
                                                            May 27, 1999.  Registration statement on
                                                            Form SB-2 filed July 23, 1999.

Torbay Acquisition         Form 10-SB            (4)        Merger effected October 26, 1999.
Corporation (2)            4/18/99; 0-25417                 Form 8-K filed November 12, 1999.
                                                            Form SB-2 filed December 30, 1999.

Abbacy Corporation (2)     Form 10-SB          12/2/99      Merger effected October 18, 1999.
                           8/16/99; 0-26405                 Form 8-K filed October 21, 1999.

Aterian Corporation (2)    Form 10-SB          11/22/99     Acquisition of outstanding stock
                           8/16/99; 0-26409                 effected November 29, 1999.  Form
                                                            8-K filed November 29, 1999

Baroque Corporation (1)    Form 10-SB          1/21/00      Has not entered into an agreement
                           8/16/99; 0-26407                 for a business combination.

Borough Corporation (1)    Form 10-SB          1/21/00      Has not entered into an agreement
                           8/16/99; 0-26411                 for a business combination.

Canticle Corporation (2)   Form 10-SB          1/21/00      Acquisition of outstanding stock
                           8/16/99;                         effected February 18, 2000.                           February
                                                            Form 8-K filed February 22, 2000

Caprock Corporation (2)    Form 10-SB          11/24/99     Acquisition of outstanding stock
                           8/16/99; 0-26415                 effected November 26, 1999.  Form
                                                            8-K filed December 3, 1999.

Decurion Corporation (2)   Form 10-SB          12/2/99      Acquisition of outstanding stock
                           8/16/99; 0-26417                 effected December 13, 1999.  Form
                                                            8-K filed December 14, 1999.

Epilogue Corporation (2)   Form 10-SB          12/10/99     Merger effected November 12, 1999.
                           8/16/99; 0-26425                 Form 8-K filed November 12, 1999.

Erebus Corporation (1)     Form 10-SB          1/21/00      Has not entered into an agreement
                           8/16/99; 0-26419                 for a business combination.

Forestay Corporation (2)   Form 10-SB          12/2/99      Acquisition of outstanding stock
                           8/16/99; 0-26421                 effected December 9, 1999.
                                                            Form 8-K will be filed.

Ivory Acquisition (2)      Form 10-SB          12/23/99     Acquisition of outstanding stock
  Corporation              12/23/99; 0-28377                effected January 5, 2000.  Form
                                                            8-K filed January 7, 2000.

Emerald Acquisition (2)    Form 10-SB           12/23/99    Acquisition of outstanding stock
  Corporation              12/23/99; 0-28375                effected January 20, 2000. Form
                                                            8-K filed January 21, 2000.

Keynote Acquisition (2)    Form 10-SB           1/10/00     Acquisition of outstanding stock
 Corporation               0-28523                          effected February 23, 2000.  Form
                                                            8-K will be filed.

Echelon Acquisition(2)     Form 10-SB           1/10/00     Acquisition of outstanding stock
   Corporation               0-28521                        effected February 4, 2000.  Form
                                                            8-K filed February 4, 2000.

Wellstone Acquisition(1)   Form 10-SB           1/10/00     Has not entered into an agreement
   Corporation             0-28527                          for a business combination

Juniper Acquisition (1)    Form 10-SB           1/10/00     Anticipates acquisition by specific
   Corporation             0-28541                          company.  Form 8-K will be
                                                            filed if business combination occurs.

Luminary Acquisition (1)   Form 10-SB             (5)       Has not entered into an agreement
   Corporation             0-28609                          for a business combination

Mayford Acquisition (1)    Form 10-SB             (5)       Has not entered into an agreement
 Corporation               0-28681                          for a business combination

Guardian Acquisition (1)   Form 10-SB             (5)       Has not entered into an agreement
 Corporation               0-28955                          for a business combination

Independent Acquisition(1) Form 10-SB             (5)       Has not entered into an agreement
 Corporation               0-28951                          for a business combination


* The Form 10-SB is automatically effective 60 days after filing with the Securities and Exchange Commission.

(1) Mr. Cassidy is the sole officer, director and beneficial shareholder.
(2) Mr. Cassidy was but is no longer the sole officer and director and remains a beneficial shareholder of less than 5% of the outstanding shares unless otherwise indicated.
(3) Mr. Cassidy was but is no longer the sole officer and director and was but is no longer a beneficial shareholder.
(4)     Date not available at time of filing.
(5) Securities and Exchange Commission is reviewing the registration statement and may have additional comments.
(6) The date that the Commission determined it had no further comments on the registration statement.

RECENT TRANSACTIONS BY BLANK CHECK COMPANIES

        On December 30, 1997, Prime Management, Inc., a California corporation, merged with and into Corcoran Technologies Corporation. Corcoran Technologies Corporation was formed on March 27, 1997 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. At the time of the merger, Prime Management, Inc. was an operating transportation company with two wholly-owned subsidiaries, Mid-Cal Express, a long-haul trucking company hauling shipments of general commodities, including temperature-sensitive goods, in both intrastate and interstate commerce and Mid-Cal Logistics, a freight brokerage company. Pursuant to the merger, Corcoran Technologies Corporation changed its name to Prime Companies, Inc. and Corcoran Technologies Corporation filed a Form 8-K on January 13, 1998 with the Securities and Exchange Commission describing the merger. The common stock of Prime Companies, Inc. trades on the NASD OTC Bulletin Board under the symbol PRMC. Detailed information concerning Prime Companies, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On December 4, 1998, AmeriCom USA, Inc., a Delaware corporation, merged with and into Chatsworth Acquisition Corporation. Chatsworth Acquisition Corporation was formed on December 3, 1997 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. AmeriCom USA, Inc. is an operating Internet advertising company with a wholly-owned subsidiary, Diversified Associates International, a California company. Pursuant to the merger, Chatsworth Acquisition Corporation changed its name to AmeriCom USA, Inc. and Chatsworth Acquisition Corporation filed a Form 8-K on December 18, 1998, with the Securities and Exchange Commission describing the merger. On January 24, 1999, AmeriCom USA, Inc. entered into an agreement to acquire, through a subsidiary, Kiosk Software, Inc., a company specializing in kiosk design and multimedia software development. On February 26, 1999, AmeriCom USA, Inc. entered into an agreement to acquire, through a subsidiary, all the assets of Jim and John Tech, a California company. Detailed information concerning AmeriCom USA, Inc. may be obtained from its filings under the Exchange Act which are found the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On April 27, 1999, Capsource, Inc., a Nevada company, Del Mar Mortgage, Inc., a Nevada company, and Del Mar Holdings, Inc. a Nevada company, entered into a stock exchange agreement and asset acquisition agreements, respectively, with Sunderland Acquisition Corporation. Sunderland Acquisition Corporation was formed on June 2, 1998 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. Capsource, Inc. and Del Mar Mortgage, Inc. are operating loan origination companies and Del Mar Holdings, Inc. serves as a holding company. Pursuant to the transactions, Sunderland Acquisition Corporation changed its name to Sunderland Corporation and filed a Form 8-K on May 4, 1999 with the Securities and Exchange Commission describing the transactions. On October 1, 1999, Sunderland Corporation filed a registration statement on Form SB-2 which was declared effective on October 20, 1999. The common stock of Sunderland Corporation trades on the NASD OTC Bulletin Board under the symbol DLMA. Detailed information concerning Sunderland Corporation subsequent to the business combination may be obtained from its filings under the Exchange Act which are found the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On May 27, 1999, ThinWeb Software Incorporated, a Nova Scotia corporation, entered into a stock exchange agreement with Thinweb.com Inc., the wholly-owned Nova Scotia subsidiary of Warwick Acquisition Corporation.
Warwick Acquisition Corporation was formed on June 2, 1998 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. ThinWeb Software Incorporated is a development-stage computer software company. Pursuant to the transaction, Warwick Acquisition Corporation changed its name to thinWEB.com, Inc. and filed a Form 8-K on May 27, 1999 with the Securities and Exchange Commission describing the transaction. On July 23, 1999, thinWEB.com Corporation filed a registration statement on Form SB-2. Detailed information concerning thinWEB.com, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On July 30, 1999, Westford Acquisition Corporation merged with and into South Beach Concepts, Inc., a Florida corporation. Westford Acquisition Corporation was formed on June 2, 1998 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. South Beach Concepts, Inc. develops, operates and franchises take-out and eat-in restaurants with specific and consistent themes, logos, and menus (i.e. "chains") and roasts, produces and markets coffee beans and teas. It has two theme restaurant chains, Pizza World Gourmet Pizza and South Beach Cafe. Pursuant to the transaction, South Beach Concepts, Inc. was the surviving corporation and the successor issuer to Westford Acquisition Corporation and filed a Form 8-K on August 13, 1999. Detailed information concerning South Beach Concepts, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On August 31, 1999, Barhill Acquisition Corporation merged with and into Aqua Vie Beverage Corporation, a Delaware corporation.
 Barhill Acquisition Corporation was formed June 2, 1998 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. Aqua Vie Beverage Corporation develops, bottles and distributes naturally flavored bottled spring water offering such flavors as Avalanche (pear and guava flavored spring water), Bamboo (cherry flavored spring water), Paradise (orange and peach flavored spring water), Harvest (strawberry flavored spring water) and other flavors. Pursuant to the transaction, Aqua Vie Beverage Corporation was the surviving corporation and the successor issuer to Barhill Acquisition Corporation and filed a Form 8-K on September 1, 1999. The common stock of Aqua Vie Beverage Corporation trades on the NASD OTC Bulletin Board under the symbol AVBC. Detailed information concerning Aqua Vie Beverage Corporation subsequent to the business combination may be obtained from its filings under the Exchange Act which are found the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On October 18, 1999, Abbacy Corporation merged with and into CBCom, Inc., a Delaware corporation. Abbacy Corporation was formed June 4, 1999, to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. CBCom is a development stage company formed to develop telecommunications projects and Internet-related information services in the People's Republic of China by establishing joint venture partnerships with Chinese companies having data networking technologies or installed bases of telecommunications. CBCom, Inc. has entered into a memorandum of understanding with a Chinese joint venture to form a Sino-foreign joint venture to develop a financial data network in China called "China Financial Network". Pursuant to the transaction, CBCom, Inc. was the surviving corporation and the successor issuer to Abbacy
Corporation and filed a Form 8-K on October 21, 1999.   Detailed
information concerning CBCom, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On October 26, 1999, Torbay Acquisition Corporation merged with and into Torbay Holdings, Inc., a Delaware corporation. Torbay Acquisition was formed June 2, 1998, to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. Torbay Holdings, Inc. is a development stage company that, through its subsidiary Designer Appliances, Ltd., is developing and beginning marketing of household appliances designed to be attractive to a premium, upscale market. Torbay will operate directly in the United Kingdom through a network of distributors. Pursuant to the transaction, Torbay Holdings, Inc. was the surviving corporation and the successor issuer to Torbay Acquisition Corporation. The Current Report on Form 8-K was filed November 12, 1999. On December 30, 1999 Torbay Holdings, Inc. filed a registration statement on Form SB-2 which was declared effective on January 26, 2000. Detailed information concerning Torbay Holdings, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On November 2, 1999, Blencathia Acquisition Corporation merged with and into International Fuel Technology, Inc., a Nevada corporation. Blencathia Acquisition was formed December 3, 1997, to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. International Fuel is a development stage company that has developed a process that reformulates various refined fuels, including #2 diesel fuel, home heating oil, #6 (Bunker) fuel, jet engine fuel and gasoline to improve combustion efficiency and reduce the amounts of harmful exhaust emissions from internal combustion engines. The resulting reprocessed fuels are known as PEERfuels. PEERdiesel is in final testing phases to obtain its diploma certification form the California Air Resources Board. Pursuant to the transaction, International Fuel Technology, Inc. was the surviving corporation and the successor issuer to Blencathia Acquisition Corporation. The Current Report on Form 8-K was filed November 4, 1999. The common stock of International Fuel Technology, Inc. trades on the NASD OTC Bulletin Board under the symbol IFUE. Detailed information concerning International Fuel Technology, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On November 10, 1999, Epilogue Corporation merged with and into Nextpath Technologies, Inc., a Nevada corporation. Epilogue was formed June 7, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. Nextpath Technologies, Inc. is a development stage company formed to serve as a holding company that identifies, acquires, operates and manages state-of-the-art technology companies which have the potential to capture specific market niches. Pursuant to the transaction, Nextpath Technologies, Inc. was the surviving corporation and the successor issuer to Epilogue Corporation and filed a Form 8-K on November 12, 1999. The common stock of Nextpath Technologies, Inc. trades on the NASD OTC Bulletin Board under the symbol NPTK. Detailed information concerning Nextpath Technologies, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On November 26, 1999, all the outstanding shares of Caprock Corporation were acquired by International Internet, Inc., a Delaware corporation. Caprock was formed June 7, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. International Internet, Inc. develops and operates Internet and direct retail marketing companies. Pursuant to the transaction, Caprock Corporation became a wholly-owned subsidiary of International Internet, Inc. A Current Report on Form 8-K was filed December 3, 1999. The common stock of International Internet, Inc. trades on the NASD OTC Bulletin Board under the symbol IINN. Detailed information concerning International Internet, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On November 29, 1999, all the outstanding shares of Aterian Corporation were acquired by Gourmet's Choice Coffee Co., Inc., a Nevada corporation. Aterian was formed June 7, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. Gourmet's Choice Coffee Co. is a development stage company that sells premium blended coffees from its Web site on the Internet and to serve as a holding company for domestic and international companies to be acquired, including its first acquisition of a Vietnamese mineral water company. Pursuant to the transaction, Aterian Corporation became a wholly-owned subsidiary of Gourmet's Choice Coffee Co., Inc. The Current Report on Form 8-K was filed on November 29, 1999. The common stock of Gourmet's Choice Coffee, Inc. trades on the NASD OTC Bulletin Board under the symbol GMCH.. Detailed information concerning Gourmet's Choice Coffee Co., Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On December 3, 1999, all the outstanding shares of Tunlaw International Corporation were acquired by American Career Centers, Inc., a Nevada corporation. Tunlaw was formed March 27, 1997 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. American Career Centers, Inc. is a holding company for a number of related career colleges and training centers. Pursuant to the transaction, Tunlaw International Corporation became a wholly-owned subsidiary of American Career Centers, Inc. The Current Report on Form 8-K was filed December 10, 1999. Detailed information concerning American Career Centers, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On December 9, 1999, all the outstanding shares of Forestay Corporation were acquired by Milinx Business Group, Inc. a Delaware corporation. Forestay was formed June 7, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. Milinx Business Group, Inc. is a development stage company specializing in automated digital business services with a primary product that delivers integrated, next generation e-business services to subscribers. Pursuant to the transaction, Forestay Corporation became a wholly-owned subsidiary of Milinx Business Group, Inc. Detailed information concerning Milinx Business Group, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On December 13, 1999, all the outstanding shares of Decurion Corporation were acquired by Hydrogiene Corporation, a Florida corporation. Decurion was formed June 7, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. Hydrogiene Corporation is a development stage company that manufactures and markets personal care systems that convert tank-type and flush-type valve toilets into personal multi-functional cleansing, water therapy and sitz bath systems. Pursuant to the transaction, Decurion Corporation became a wholly-owned subsidiary of Hydrogiene Corporation. The Current Report on Form 8-K was filed on December 14, 1999. The common stock of Hydrogiene Corporation trades on the NASD OTC Bulletin Board under the symbol HICS. Detailed information concerning Hydrogiene Corporation subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On January 5, 2000 all the outstanding shares of Ivory Acquisition Corporation were acquired by Cosmoz.com, Inc., a Delaware corporation. Ivory Acquisition was formed March 24, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. Cosmoz.com, Inc., is a development stage company that intends to be an Internet portal and venture capital provider focusing on the development, investment and acquisition of high traffic, niche and unique technology-based Web properties. Through the World Wide Web, Cosmoz.com offers a network of branded, technology and community-driven Web sites focused on personal finance, investing, Internet search, business-to-business commerce and games. Pursuant to the transaction, Ivory Acquisition Corporation became a wholly-owned subsidiary of Cosmoz.com, Inc. The Current Report on Form 8-K was filed on January 7, 2000. The common stock of Cosmoz.com, Inc. trades on the NASD OTC Bulletin Board under the symbol CMOZ . Detailed information concerning Cosmoz.com, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On January 14, 2000 all the outstanding shares of Aberdeen Acquisition Corporation were acquired by Kurchatov Research Holdings, Ltd., a Delaware corporation. Aberdeen Acquisition was formed December 3, 1997 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. Kurchatov Research is a development stage company organized to identify, assess, acquire and capitalize on innovative technologies introduced and developed by scientists throughout the world with particular emphasis on technologies originating in Israel, Russia and Germany. Pursuant to the transaction, Aberdeen Acquisition Corporation became a wholly-owned subsidiary of Kurchatov Research. The Current Report on Form 8-K was filed on January 14, 2000. The common stock of Kurchatov Research trades on the NASD OTC Bulletin Board under the symbol KRHL. Detailed information concerning Kurchatov Research subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On January 20, 2000 all the outstanding shares of Emerald Acquisition Corporation were acquired by Rhombic Corporation, a Nevada corporation. Emerald Acquisition Corporation was formed March 24, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. Rhombic is a development stage company designed to research and develop both its own and acquired technologies in order to make them commercially marketable and capitalize on their commercial applications. Pursuant to the transaction, Emerald Acquisition Corporation became a wholly-owned subsidiary of Rhombic Corporation. The Current Report on Form 8-K was filed on January 21, 2000. The common stock of Rhombic Corporation trades on the NASD OTC Bulletin Board under the symbol NUKE. Detailed information concerning Rhombic Corporation subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On February 4, 2000 all the outstanding shares of Echelon Acquisition Corporation were acquired by Foodvision.com, Inc., a Delaware corporation. Echelon Acquisition was formed March 24, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. Foodvision.com operates several eat-in cafe restaurants and is developing an e-commerce Web site devoted to the food and beverage industry. Pursuant to the transaction, Echelon Acquisition Corporation became a wholly-owned subsidiary of Foodvision.com. The Current Report on Form 8-K was filed on February 4, 2000. The common stock of Foodvision.com trades on the NASD OTC Bulletin Board under the symbol FVSN. Detailed information concerning Foodvision.com subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On February 18, 2000 all the outstanding shares of Canticle Corporation were acquired by PSA, Inc., a Nevada corporation. Canticle Corporation was formed March 24, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. PSA, Inc. intends to establish itself as an Internet portal catering to the needs of travelers throughout the world by developing its Web site and related technologies and by placing primary emphasis on capturing a share of the online travel business. Pursuant to the transaction, Canticle Corporation became a wholly-owned subsidiary of PSA, Inc. The Current Report on Form 8-K was filed on February 22, 2000. The common stock of PSA, Inc. trades on the NASD OTC Bulletin Board under the symbol PSAX. Detailed information concerning PSA, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

        On February 23, 2000 all the outstanding shares of Keynote Acquisition Corporation were acquired by Beverly Hills Ltd. Inc., a Florida corporation. Keynote Acquisition Corporation was formed March 24, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Luminary, including identical management and beneficial shareholders. Beverly Hills Ltd., Inc. is an Internet holding company specializing in marketing recreation, sporting goods and upscale merchandise through a network of Web companies, events and media publications. Pursuant to the transaction, Keynote Acquisition Corporation became a wholly-owned subsidiary of Beverly Hills Ltd. The Current Report on Form 8-K will be filed. The common stock of Beverly Hills Ltd. trades on the daily quotation sheets published by the National Quotation Bureau, Inc. (the "pink sheets") under the symbol BLTD. Detailed information concerning Beverly Hills Ltd., Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at www.sec.gov.

CONFLICTS OF INTEREST

        A conflict may arise in the event that another blank check company with which Mr. Cassidy is affiliated also actively seeks a target company. See "RISK FACTORS. It is anticipated that target companies will be located for Luminary and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from Luminary in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after Luminary. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. However, Mr. Cassidy's beneficial and economic interest in all blank check companies with which he is currently involved is identical.

INVESTMENT COMPANY ACT OF 1940

        Although Luminary will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, Luminary believes it will not be subject to regulation under the Investment Company Act of 1940 insofar as Luminary will not be engaged in the business of investing or trading in securities. In the event Luminary engages in business combinations which result in Luminary holding passive investment interests in a number of entities Luminary could be subject to regulation under the Investment Company Act of 1940. In such event, Luminary would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Luminary has obtained no formal determination from the Securities and Exchange Commission as to the status of Luminary under the Investment Company Act of 1940. Any violation of such Act would subject Luminary to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

        Luminary's officer and director does not receive any compensation for his services rendered to Luminary, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with Luminary. However, the officer and director of Luminary anticipates receiving benefits as a beneficial shareholder of Luminary, as the officer and director and controlling shareholder of TPG Capital Corporation and, possibly, as principal of Cassidy & Associates, which may perform legal services for Luminary after the business combination. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest".

        No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Luminary for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        Luminary has issued a total of 5,000,000 shares of Common
Stock to the following persons for a total of $500 in cash:

Name                      Number of Total Shares             Consideration

TPG Capital Corporation              5,000,000                    $500

          Mr. Cassidy is the sole director, controlling shareholder
and president of TPG Capital Corporation.   With respect to the
sales made to TPG Capital Corporation, Luminary relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 promulgated thereunder.

ITEM 8.  DESCRIPTION OF SECURITIES.

        The authorized capital stock of Luminary consists of 100,000,000 shares of common stock, par value $.0001 per share, of which there are 5,000,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.0001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of Luminary's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

        Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of Luminary, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.

        Holders of common stock have no preemptive rights to purchase Luminary's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

        The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Luminary without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, Luminary has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

        The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of Luminary, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. Luminary has no present plans to issue any preferred stock.

DIVIDENDS

        Dividends, if any, will be contingent upon Luminary's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of Luminary's Board of Directors. Luminary presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

        The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, Luminary will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of Luminary's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

        Following a business combination, a target company will normally wish to cause Luminary's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

        In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and
(vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

        If, after a business combination, Luminary does not meet the qualifications for listing on the Nasdaq SmallCap Market, Luminary may apply for quotation of its securities on the OTC Bulletin Board.
 In certain cases Luminary may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

        To have its securities quoted on the OTC Bulletin Board a company must:

        (1) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators;

        (2) has at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

        The OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

        In general there is greatest liquidity for traded securities on the Nasdaq SmallCap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict where, if at all, the securities of Luminary will be traded following a business combination.

TRANSFER AGENT

        It is anticipated that StockTrans, Inc., Ardmore,
Pennsylvania will act as transfer agent for the common stock of Luminary.

                               PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

        (A) MARKET PRICE. There is no trading market for Luminary's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

        The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to Luminary, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

        (i) that a broker or dealer approve a person's account for transactions in penny stocks and

        (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

        In order to approve a person's account for transactions in penny stocks, the broker or dealer must

        (i) obtain financial information and investment experience and objectives of the person; and

        (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

        The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

        (i) sets forth the basis on which the broker or dealer made the suitability determination and

        (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.
        Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

        (B) HOLDERS. There is one holder of Luminary's Common Stock. The issued and outstanding shares of Luminary's Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

        (C) DIVIDENDS. Luminary has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

        There is no litigation pending or threatened by or against Luminary.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND
         FINANCIAL DISCLOSURE.

        Luminary has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, Luminary has sold securities which were not registered as follows:

  Date              Name               Number of Shares       Consideration

March 25, 1999    TPG Capital Corporation   5,000,000               $500

        Mr. Cassidy is the sole director, controlling shareholder
and president of TPG Capital Corporation.   With respect to the
sales made to TPG Capital Corporation, Luminary relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Luminary's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING LUMINARY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                               PART F/S

        FINANCIAL STATEMENTS.

        Set forth below are the audited financial statements for Luminary for the period ended October 31, 1999. The following financial statements are attached to this report and filed as a part thereof.




                   LUMINARY ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)

                         FINANCIAL STATEMENTS

                        AS OF OCTOBER 31, 1999












                   LUMINARY ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)

                                CONTENTS




       PAGE      1 - INDEPENDENT AUDITORS' REPORT

       PAGE      2 - BALANCE SHEET AS OF OCTOBER 31, 1999

       PAGE      3 - STATEMENT OF OPERATIONS FOR THE PERIOD FROM
                     MARCH 24, 1999 (INCEPTION) TO OCTOBER 31, 1999

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDER'S
                     EQUITY FOR THE PERIOD FROM MARCH 24, 1999
                     (INCEPTION) TO OCTOBER 31, 1999

       PAGE      5 - STATEMENT OF CASH FLOWS FOR THE PERIOD FROM
                     MARCH 24, 1999 (INCEPTION) TO OCTOBER 31, 1999

       PAGES  6 -8 - NOTES TO FINANCIAL STATEMENTS AS OF
                     OCTOBER 31, 1999




                     INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
 Luminary Acquisition Corporation
 (A Development Stage Company)

We have audited the accompanying balance sheet of Luminary Acquisition Corporation (a development stage company) as of October 31, 1999 and the related statements of operations, changes in stockholder's equity and cash flows for the period from March 24, 1999 (inception) to October 31, 1999. These financial statements are the responsibility of Luminary's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Luminary Acquisition Corporation (a development stage company) as of October 31, 1999, and the results of its operations and its cash flows for the period from March 24, 1999 (inception) to October 31, 1999 in conformity with generally accepted accounting principles.


                                WEINBERG & COMPANY, P.A.


Boca Raton, Florida
November 18, 1999


                   LUMINARY ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                            BALANCE SHEET
                        AS OF OCTOBER 31, 1999


                                ASSETS


Cash                                                   $      500

TOTAL ASSETS                                           $      500



                 LIABILITIES AND STOCKHOLDER'S EQUITY


LIABILITIES                                            $     -

STOCKHOLDER'S EQUITY

   Preferred Stock, $.0001 par value, 20 million
    shares authorized, zero issued and outstanding           -
   Common Stock, $.0001 par value, 100 million
    shares authorized, 5,000,000 issued
    and outstanding                                          500
   Additional paid-in capital                              1,330
   Deficit accumulated during development stage           (1,330)

     Total Stockholder's Equity                              500

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY             $     500









           See accompanying notes to financial statements.
                                  2

                   LUMINARY ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF OPERATIONS
                  FOR THE PERIOD FROM MARCH 24, 1999
                   (INCEPTION) TO OCTOBER 31, 1999




Income                                          $      -

Expenses
 Organization expense                                   580
 Professional fees                                      750

   Total expenses                                     1,330

NET LOSS                                        $    (1,330)













           See accompanying notes to financial statements.
                                  3

                   LUMINARY ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF CHANGES IN
                         STOCKHOLDER'S EQUITY
                  FOR THE PERIOD FROM MARCH 24, 1999
                   (INCEPTION) TO OCTOBER 31, 1999




                                            Deficit
                               Additional  Accumulated
                        Common   Paid-In    During Devel-
                        Stock    Capital    opment Stage   Total

Common stock issuance  $   500   $   -      $        -    $   500

Fair value of
 expenses contributed     -         1,330            -      1,330

Net loss for the period
 ended October 31, 1999    -          -            (1,330)  (1,330)

BALANCE AT
OCTOBER 31, 1999        $   500   $  1,330   $     (1,330) $   500






           See accompanying notes to financial statements.
                                  4

                   LUMINARY ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF CASH FLOWS
                  FOR THE PERIOD FROM MARCH 24, 1999
                   (INCEPTION) TO OCTOBER 31, 1999


CASH FLOWS FROM
 OPERATING ACTIVITIES:

Net loss                                             $   (1,330)
Adjustment to reconcile net loss
 to net cash used by operating activities:

Capitalized expenses                                      1,330

 Net cash used in operating activities                     -

CASH FLOWS FROM INVESTING ACTIVITIES                       -

CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from issuance of common stock                   500

 Net cash provided by financing activities                  500

INCREASE IN CASH AND CASH EQUIVALENTS                       500

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD            -

CASH AND CASH EQUIVALENTS - END OF PERIOD            $      500






           See accompanying notes to financial statements.
                                  5


                   LUMINARY ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
                        AS OF OCTOBER 31, 1999

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A.  Organization and Business Operations

  Luminary Acquisition Corporation (a development stage company) ("Luminary") was incorporated in Delaware on March 24, 1999 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At October 31, 1999, Luminary had not yet commenced any formal business operations, and all activity to date relates to Luminary's formation and proposed fund raising. Luminary's fiscal year end is December 31.

  Luminary's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

  B.  Use of Estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  C.  Cash and Cash Equivalents

  For purposes of the statement of cash flows, Luminary considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


                                  6

                   LUMINARY ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
                        AS OF OCTOBER 31, 1999

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)

          D.  Income Taxes

  Luminary accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to Luminary not having any material operations for the period ending October 31, 1999.

NOTE  2 - STOCKHOLDER'S EQUITY

  A.  Preferred Stock

  Luminary is authorized to issue 20,000,000 shares of preferred stock at $.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

  B.  Common Stock

  Luminary is authorized to issue 100,000,000 shares of common stock at $.0001 par value. Luminary issued 5,000,000 shares of its common stock to TPG Capital Corporation ("TPG") pursuant to Rule 506 for an aggregate consideration of $500.


                                  7

                   LUMINARY ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
                        AS OF OCTOBER 31, 1999


NOTE  2 - STOCKHOLDER'S EQUITY - (CONT'D)

          C.  Additional Paid-In Capital

  Additional paid-in capital at October 31, 1999 represents the fair value of the amount of organization and professional costs incurred by TPG on behalf of Luminary. (See Note 3)

NOTE 3 - AGREEMENT

  On March 24, 1999, Luminary signed an agreement with TPG, a related entity (See Note 4). The Agreement calls for TPG to provide the following services, without reimbursement from Luminary, until Luminary enters into a business combination as described in Note 1A:

  1. Preparation and filing of required documents with the Securities and Exchange Commission.
  2.  Location and review of potential target companies.
  3. Payment of all corporate, organizational, and other costs incurred by Luminary.

NOTE 4 - RELATED PARTIES

  Legal counsel to Luminary is a firm owned by a director of Luminary who also owns a controlling interest in the outstanding stock of TPG. (See Note 3)









                                  8


                               PART III

ITEM 1.  INDEX TO EXHIBITS.

        EXHIBIT NUMBER         DESCRIPTION

     3.1*                 Certificate of Incorporation
     3.2*                 By-Laws
     3.3*                 Specimen stock certificate

     10.1*                Agreement with TPG Capital Corporation

     10.2*                Shareholder agreement

     23.1                 Consent of Accountants

     27*                  Financial Data Schedule

     *   Previously filed



                              SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.


                         LUMINARY ACQUISITION CORPORATION


                         By: /s/ James M. Cassidy
                              James M. Cassidy, President





February 24, 2000